082-04184

Nordea

07022281

press release

Bank

Copenhagen, Helsinki, Oslo, Stockholm, 29 March 2007 1(1)

SUPPL

Acquisition of Orgresbank completed

Nordea's acquisition of a 75.01 per cent stake in JSB Orgresbank in Russia has now been finalised according to plan, after all necessary regulatory approvals and other conditions have been met.

In November 2006 Nordeaannounced an agreement to purchase a majority stake in Orgresbank for USD 313.7 million (EUR 246 million). The remaining minority stake representing 24.99 per cent of the shares will be split between the current management shareholders of Orgresbank and the European Bank for Reconstruction and Development.

Orgresbank will capture the growth opportunities in the Russian corporate and retail segments. It will also strengthen Nordea's platform for servicing Nordic customers conducting business in Russia, as well as create new opportunities for existing customers and employees of Orgresbank.

Since signing of the agreement, Orgresbank has established an International Division within Corporate Banking in order to support the business of Nordea's customers and other international corporations in Russia.

For further information:
Johan Ekwall, Head of Investor Relations, +46 8 614 78 52
Atte Palomäki, Group Identity and Communications, +358 9 165 42325 or +358 40 547 6390
Igor Bulantsev, First Deputy Chairman, Management board, Orgresbank, +7495 777 34 72
Esa Teräväinen, General Manager, Corporate Banking International at Orgresbank, +7495 777 34 77

Nordea is the leading financial services group in the Nordic and Baltic Sea region. We are making it possible for our customers to reach their goals by providing a wide range of products, services and solutions within banking, asset management and insurance. Nordea has around 10 million customers, more than 1,100 branch offices and a leading netbanking position with 4.6 million e-customers. The Nordea share is listed on the stock exchanges in Stockholm, Helsinki and Copenhagen.

www.nordea.com

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